UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                  Lancit Media Productions, Ltd.
                  ______________________________
                         (Name of Issuer)

                  Common Stock, $.001 Par Value
                  ______________________________
                  (Title of Class of Securities)


                  ______________________________
                          (CUSIP NUMBER)

                       Mark Hollinger, Esq.
                         General Counsel
                  Discovery Communications, Inc.
                      7700 Wisconsin Avenue
                      Bethesda, MD 20814
                          (301) 986-0444
        _________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                        September 27, 1996
     _______________________________________________________
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 o f the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               13D
 CUSIP No.                             Page 2 of     Pages


   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Discovery Communications, Inc.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  ___
                                                           (b)  ___


   3    SEC USE ONLY



   4    SOURCE OF FUNDS*

        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                           ___


   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

      NUMBER OF       7   SOLE VOTING POWER
        SHARE
    BENEFICIALLY          876,232 (See Item 5)
      OWNED BY
        EACH          8   SHARED VOTING POWER
      REPORTING
     PERSON WITH
                      9   SOLE DISPOSITIVE POWER

                          876,232 (See Item 5)

                      10  SHARED DISPOSITIVE POWER



   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        876,232  (See Item 5)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                         ___


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.4%

   14   TYPE OF REPORTING PERSON*

        CO

               *SEE INSTRUCTIONS BEFORE FILLING OUT


Item 1.  Security and Issuer

         This statement relates to 438,116 shares (the
"Shares") of, and a warrant (the "Warrant") to purchase an additional 438,116 shares of Common Stock, par value $.001 per share (the "Common Stock") of Lancit Media Productions, Ltd., a New York corporation ("Issuer"). The principal executive offices of the Issuer are located at 601 West 50th Street, New York, New York 10019.


Item 2.  Identity and Background

          This statement is filed by Discovery Communications, Inc., a Delaware corporation ("DCI"), which is a media company engaged in the business of producing and distributing television programming and other multi-media. DCI's principal business and principal office are located at 7700 Wisconsin Avenue, Bethesda, Maryland 20814.

          During the five year period prior to the date of this statement, DCI has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was consequently not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

          The consideration paid by DCI for the Shares and Warrant was five million dollars ($5,000,000). The source of such consideration was DCI's working capital.


Item 4.  Purpose of Transaction

          DCI acquired the Shares and the Warrant as an investment for DCI's own account and not with a view to, or for the resale in connection with, any distribution thereof. While DCI anticipates that it may exercise the Warrant, DCI has no current expectation or intention of acquiring control over the Issuer. Presently, DCI has no firm plans to acquire additional warrants for, or shares of Common Stock, however, DCI periodically reviews its investment decisions and may elect to purchase additional shares of Common Stock in the future.

          DCI purchased the Shares and Warrant in conjunction with entering into an agreement with the Issuer pursuant to which DCI will finance the development and production costs of the Issuer to develop certain programs, joint projects and promotional spots for DCI.

          Other than as described in this Item 4, DCI has no present plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

          To the knowledge of DCI, the issued and outstanding capital stock of the Issuer consists of 6,626,750 shares of Common Stock. DCI directly and beneficially owns the Shares and the Warrant which, if and when exercised will result in DCI owning 12.4% of the issued and outstanding capital stock of the Issuer. DCI will have the sole power to vote or direct the vote of its holdings and to dispose or direct the disposition of such holdings. DCI does not share the power to vote or to direct the vote or to dispose or direct the disposition of any of its shares of Common Stock.

          The number of shares beneficially owned by DCI and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership of Common Stock is based on 7,064,866 outstanding shares of capital stock of the Issuer.


Item 6.   Contracts, Arrangements, Undertakings or Relationships
          With Respect to Securities of the Issuer

          None.


Item 7.  Material to be Files as Exhibits

          None.


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 1996


                        DISCOVERY COMMUNICATIONS, INC.



                        By s/C. Richard Allen
                           _________________________________
                           C. Richard Allen, Vice-President,
                                  Business Development